Exhibit 99.1

Todd Shipyards Corporation Announces Quarterly Financial Results for December 28, 2003


VIA FACSIMILE                                       CONTACT: DACIA RICHARDSON
TOTAL PAGES - 3                                         SHAREHOLDER RELATIONS
                                                      (206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...January 27, 2004...Todd Shipyards Corporation (the "Company") announced financial results for the third quarter ended December 28, 2003. For the quarter, the Company reported net income of $1.7 million or $0.31 per diluted share on revenue of $40.3 million. For the nine month period ended, the Company reported net income of $1.5 million or $0.27 per diluted share on revenue of $105.9 million. In the prior year third quarter ended December 29, 2002, the Company reported a net loss of $0.1 million or ($0.02) per diluted share on revenue of $31.8 million. For the nine month period ended December 29, 2002, the Company reported net income of $4.2 million or $0.75 per diluted share on revenue of $121.7 million.

The Company's third quarter revenue of $40.3 million reflects an increase of $8.5 million (27%) from the same period last fiscal year. The quarter to quarter increase is primarily attributable to the relative volumes of Navy repair and overhaul projects. Revenues for the first nine months of fiscal year 2004 of $105.9 million reflect a decrease of $15.8 million (13%) from the comparable fiscal year 2003 period. The decrease in the first nine months of fiscal year 2004 is primarily attributable to the postponement of scheduled Navy work during the first quarter due to the deployment of ships in support of the military operations in Iraq. As the affected Navy ships returned from active duty, the volume of repair projects for the Navy increased during the second and third quarters of fiscal year 2004, however aggregate volumes were lower than the comparable nine month period of fiscal year 2003.

For the quarter ended December 28, 2003, the Company reported operating income of $1.5 million, an increase of $2.1 million from the prior year period. Operating income for the third quarter of fiscal year 2004 was unfavorably impacted by increased dry dock repair and maintenance costs of approximately $1.5 million. For the third quarter of fiscal year 2003, operating income was impacted unfavorably by unplanned increases in direct costs associated with the completion of two fixed price repair and maintenance projects, as well as a non-recurring charge resulting from the settlement of a portion of the Company's pension liabilities.

For the nine month period ended December 28, 2003, the Company reported operating income of $0.4 million, a decrease of $5.0 million from operating income reported during the comparable prior year period. The decrease in operating income during the first nine months of fiscal year 2004 from the prior year is attributable to delays in anticipated Navy repair work which resulted in lower work volumes for fiscal year 2004, an increase in dry dock repair and maintenance costs, and a $2.5 million charge during the first quarter of fiscal year 2004 related to the bankruptcy of one of the Company's previous workers compensation insurance carriers.

For the three and nine month periods ended December 28, 2003, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $1.2 million and $1.9 million, respectively. During the same periods ending December 29, 2002, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.5 million and $1.1 million, respectively. Increases reported in fiscal year 2004 are primarily attributable to accelerated lease payments received under terms of a lease buyout from one of the Company's warehouse tenants.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended December 28, 2003 and December 29, 2002
(in thousands, except per share data)

                                       Quarter Ended       Nine Months Ended
                                    12/28/03  12/29/02     12/28/03  12/29/02

Revenue                              $40,305   $31,840     $105,876  $121,683
Operating expenses:
  Cost of revenue                     27,937    25,290       76,637    87,625
  Administrative and
   manufacturing overhead
   expenses                           10,872     7,163       29,048    28,813
Other - insurance settlements            (22)        -         (226)     (125)
Total operating expenses              38,787    32,453      105,459   116,313

Operating income (loss)                1,518      (613)         417     5,370

Investment and other income              952       319        1,501       928
Gain on sales of
 available-for-sale securities           207       134          393       165

Income (loss) before income taxes      2,677      (160)       2,311     6,463
Income tax (expense) benefit            (941)       43         (815)   (2,301)

Net income (loss)                    $ 1,736   $  (117)     $ 1,496   $ 4,162

Net income (loss) per common share:
 Diluted                             $  0.31   $ (0.02)     $  0.27   $  0.75

Number of shares used in the
  calculation of diluted
  earnings per share (thousands)       5,624     5,281        5,580     5,557

A copy of the Company's financial statements for the quarter ended December 28, 2003 is being filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
December 28, 2003 and March 30, 2003
(in thousands)

                                     12/28/03   03/30/03

ASSETS
Cash and cash equivalents             $   946   $ 9,053
Securities available-for-sale          32,751    32,126
Accounts receivable, net               11,410     8,250
Other current assets                   18,678     8,953
Total Current Assets                   63,785    58,382

Property, plant and equipment, net     25,094    16,634
Deferred pension asset                 28,937    29,709
Insurance receivable                   30,756    32,427
Other long term assets                  4,383     4,428
Total Assets                         $152,955  $141,580

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
 accruals, including taxes payable    $22,988   $14,500
Line of credit                          3,993         -
Other current liabilities               1,803     1,357
Total Current Liabilities              28,784    15,857

Environmental and other reserves       33,432    35,055
Accrued postretirement benefits        15,988    16,588
Other non-current liabilities           5,323     4,546
Total Liabilities                      83,527    72,046

Total stockholders' equity             69,428    69,534
Total liabilities and
  stockholders' equity               $152,955  $141,580

A copy of the Company's financial statements for the quarter ended December 28, 2003 is being filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.